PaulHastings

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street • 25th Floor • Los Angeles, CA 90071-2228
telephone 213 683 6000 • facsimile 213 627 0705 • www.paulhastings.com

RECEIVED
2006 DEC 12 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE



06019113

(213) 683-6196
carolyndomen@paulhastings.com

December 6, 2006

32724.00020

EXEMPTION FILE NUMBER: 82-34717

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of November, 2006, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

12/12

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,



Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.),
Yamaha Corporation

Schedule 1

Information Published, Filed or Distributed during November, 2006

1. Analyst and Investor Briefing on the First Half of the Fiscal Year ending March 31, 2007 (FY2007.3) (Exhibit 1)

2. Yamaha Announces Closure of Two AV Equipment Sales Subsidiaries in China (Exhibit 2)

Exhibit 1

Analyst and Investor Briefing on the First Half of the Fiscal Year Ending March 31, 2007 (FY2007.3)

November 1, 2006

YAMAHA CORPORATION



Overview of Performance in the First Half

YAMAHA

First Half Results

- Net sales were higher than the same period of the previous year while operating income was lower. Operating income exceeded initial projections made on April 28.

- Net sales:	Year-on-year	+ ¥7.3 billion (Musical instruments + 6.6)
	Vs. initial projections	- ¥0.5 billion (Electronic equipment & metal products + 1.1, lifestyle-related products + 1.0, musical instruments - 2.6)
- Operating income:	Year-on-year	- ¥0.6 billion (Musical instruments + 2.9, electronic equipment & metal products - 2.9, lifestyle-related products - 0.6)
	Vs. initial projections	+ ¥2.8 billion (Musical instruments + 1.6, electronic equipment & metal products + ¥1.5 billion)

- Expenses associated with dissolution of Kaohsiung guitar factory (- ¥1.7 billion) posted as an extraordinary loss
- Net income was higher year-on-year and against initial projections owing to increased equity method investment returns
- Inventories at the end of the first half remained at the same level as the same period of the previous year (excluding the impact of exchange rates, however, actual inventories dropped by ¥3.6 billion).

2Q Results

- Second quarter net sales were higher than the previous year, while operating income was lower.

- Net sales:	Year-on-year	+ ¥4.7 billion (Musical instruments + 4.0)
- Operating income:	Year-on-year	- ¥0.4 billion (Musical instruments + 1.5, electronic equipment & metal products - 1.6)

Performance in the First Half


YAMAHA

➢ Compared to the same period of the previous year, net sales increased while operating income decreased. Sales were lower than initial projections but operating income was higher.

(Billions of yen)

	FY2006.3 (1H)	FY2007.3 (1H)	Change from same period of previous year	FY2007.3 (1H) Initial Projections	Change from Projections	2Q Results
Net sales	257.2	264.5	+ 2.8%	265.0	- 0.2%	137.8
Operating income (Operating income ratio)	14.4	13.8 (5.2%)	- 3.7%	11.0	+ 25.8%	7.1
Recurring profit (Recurring profit ratio)	21.3	22.9 (8.7%)	+ 7.5%	17.0	+ 34.9%	10.2
Net income (Net income ratio)	16.5	17.5 (6.6%)	+ 5.7%	14.0	+ 24.8%	7.5
Equity Method Income	8.5	10.2		7.8		3.8

Currency Exchange Rate

		FY2006.3 (1H)	FY2007.3 (1H)	FY2007.3 (1H) Initial Projections
Net sales	US$	110	115	115
	EUR	136	146	134
Operating income	US$	110	115	115
	EUR	134	140	134

Performance by Business Segment in First Half YAMAHA



Net Sales

(Billions of yen)

Segment	FY2006.3 (1H)	FY2007.3 (1H)		FY2007.3 (1H) (Initial projections)	
Recreation & others	20.0	22.3	(+ 11.4)	22.8	(- 2.2)
Lifestyle-related products	22.6	22.5	(- 0.7)	21.5	(+ 4.4)
Electronic equipment & metal products	28.3	27.5	(- 2.8)	26.4	(+ 4.3)
AV/IT	35.5	34.9	(- 1.7)	34.3	(+ 1.6)
Musical instruments	150.8	157.4	(+ 4.4)	160.0	(- 1.6)
Total	257.2	264.5	(+ 2.8%)	265.0	(- 0.2%)

Operating Income

FY2006.3 (1H)
14.4
1.0
5.1
0.7
8.1
-0.6
FY2007.3 (1H)
13.8
0.4
2.2
0.7
11.0
-0.5
Recreation & others
FY2007.3 (1H) (Initial Projections)
11.0
0.1
0.6
0.7
0.2
9.4
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments

Figures in parentheses represent changes from the same period of the previous year or from initial projections

Impact of exchange rates (Net Sales)
Year-on-year: + ¥7.7 billion (musical instruments + ¥5.9 billion, AV/IT + ¥1.8 billion)
Versus initial projections: + ¥4.2 billion (musical instruments + ¥3.2 billion, AV/IT + ¥1.0 billion)

Impact of exchange rates (Operating Income)
Year-on-year: + ¥2.6 billion (musical instruments + ¥2.5 billion, AV/IT + ¥0.2 billion, electronic equipment & metal products - ¥0.1 billion)
Versus initial projections: + 1.6 ¥billion (musical instruments + ¥1.2 billion, AV/IT + ¥0.4 billion)

Forecast for Performance in FY2007.3 (Full Year)


YAMAHA

➢ Full-year forecasts for net sales and operating income remain unchanged. Upward revision of recurring profit and net income forecasts.

(Billions of yen)

	FY2006.3 Actual			FY2007.3 New Projections			Change from previous fiscal year	(Initial projections)
	1H	2H	Total	1H	2H	Total		
Net sales	257.2	276.9	534.1	264.5	281.5	546.0	+2.2%	(546.0)
Operating income (Operating income ratio)	14.4	9.7	24.1 (4.5%)	13.8	11.2	25.0 (4.6%)	+3.7%	(25.0)
Recurring profit (Recurring profit ratio)	21.3	13.9	35.2 (6.6%)	22.9	15.1	38.0 (7.0%)	+8.0%	(35.0)
Net income (Net income ratio)	16.5	11.6	28.1 (5.3%)	17.5	11.5	29.0 (5.3%)	+3.2%	(28.0)
Equity Method Income	8.5	6.3	14.8	10.2	7.1	17.3		

Currency Exchange Rate

Net sales	US$	110	117	113	115	115	115	115
	EUR	136	140	138	146	141	143	134
Operating income	US$	110	116	113	115	115	115	115
	EUR	134	136	135	140	141	141	134

Forecast for Performance by Segment in FY2007.3 (Full Year)


YAMAHA


Net Sales
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
534.1
42.7
45.2
56.2
75.9
314.1
FY2006.3
546.0 (+ 2.2%)
47.0 (+ 10.1)
46.0 (+ 1.8)
54.5 (- 3.0)
75.0 (- 1.2)
323.5 (+ 3.0)
FY2007.3 (New projections)
546.0 (-%)
48.0 (- 2.1)
43.0 (+ 7.0)
54.0 (+ 0.9)
76.0 (- 1.3)
325.0 (- 0.5)
FY2007.3 (Initial projections)

Figures in parentheses represent year-on-year change

Impact of exchange rates
Year-on-year: + ¥6.2 billion (musical instruments + ¥4.7 billion, AV/IT + ¥1.5 billion)
Versus initial projections: + ¥6.1 billion (musical instruments + ¥4.5 billion, AV/IT + ¥1.6 billion)


Operating Income
(Billions of yen)
24.1
1.2
7.9
14.1
1.2
FY2006.3
Recreation & others
25.0
1.0
20.0
0.5
FY2007.3 (New projections)
25.0
1.0
1.5
2.0
1.5
19.0
FY2007.3 (Initial projections)
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments

Impact of exchange rates
Year-on-year: + ¥3.8 billion (musical instruments + ¥3.2 billion, AV/IT + ¥0.6 billion)
Versus initial projections: + ¥2.9 billion (musical instruments + ¥2.2 billion, AV/IT + ¥0.7 billion)

Musical Instruments


YAMAHA

1H Overview

- Sales and income both increased compared to the same period of the previous year. Sales were lower than initial projections but income was higher.
- Excluding the effect of exchange rates, actual sales were broadly at the same level as first half sales in the previous year. Sales continued to decline in Japan, largely due to falling Electone™ sales.
- Sales were 3.6% lower than initial projections. In particular, the US market fell short of expectations partly due to the effect of trade inventory adjustments at the beginning of the fiscal year. Sales in China and South Korea remained strong.
- Wind instruments and professional audio equipment continue to sell well
- In spite of rising prices for materials, operating income exceeded both last year's figures and initial projections. This was due to factors including the beneficial effect of exchange rates, improved gross profit margins thanks to changes in the makeup of sales, and the effects of cost-cutting.
- Excluding the impact of exchange rates, inventories at the end of the first half were broadly at planned levels


(Billions of yen)
151.2
150.8
157.4
160.0
45.1
46.6
47.5
47.8
Other
Yamaha Musical instruments
106.1
104.2
109.9
112.2
9.9
8.1
11.0
9.4
Net sales
Operating income
FY05.3
FY06.3
FY07.3
FY07.3 Initial projections

Full Year Overview and 2H Priorities

- Full year projections revised to ¥323.5 billion for sales and ¥20.0 billion for operating income
- Expand sales of big-ticket products (player piano, grand pianos) in the European and U.S. markets
- Steadily launch new products in time for the year-end sales rush in Europe and the U.S.
  - Digital mixing console LS9 series
  - Low-priced silent pianos
  - Clavinova models with black polyester finish
- Revitalize Japanese market
  - D-Deck dual manual keyboard
  - Upright Piano YUS series
- Speed up manufacturing structure reforms including reorganization of production bases


302.6
314.1
323.5
325.0
(Billions of yen)
91.2
93.9
95.5
96.6
211.4
220.2
228.0
228.4
14.2
14.1
20.0
19.0
FY05.3
FY06.3
FY07.3 New projections
FY07.3 Initial projections

AV/IT

YAMAHA

1H Overview

- Sales fell but operating income rose slightly year-on-year. Sales and income were both higher than initial projections.
- Excluding the effect of exchange rates, actual sales fell 6.8% year-on-year. Although AV products sold well, especially in North America, network karaoke equipment sales dropped sharply.
- Actual sales were 1.2% below initial projections, largely due to the sluggish AV market in Japan
- Operating income exceeded initial projections, partly owing to the effects of the strong euro
- Solid shipments of YSP speakers, particularly in Europe and the U.S. (First half sales totaled ¥3 billion, twice the 1H figure for the previous year)
- Excluding the impact of exchange rates, actual inventory at the end of the first half was broadly at the levels forecast in the initial projections

Full Year Overview and 2H Priorities

- Full year sales projections revised downward by ¥1billion to ¥75.0 billion. Operating income revised upward to ¥2 billion.
- Maintain growth in AV business
  - Further increase sales with launch of new YSP models
  - Boost AV receiver sales
  - Increase sales of new Soavo series of speakers
  - Launch products in new fields
- Strengthen and expand router business
- Secure smooth launch of IP conferencing systems by raising awareness and developing sales channels



(Billions of yen)
Routers, etc.
AV
36.8
35.5
34.9
34.3
3.5
3.1
3.1
3.0
33.3
32.4
31.8
31.3
2.4
0.7
0.7
0.2
FY05.3 FY06.3 FY07.3 FY07.3 Initial projections
Net sales
Operating income
(Billions of yen)
77.7
75.9
75.0
76.0
7.1
6.5
6.9
70.6
69.4
68.1
68.7
3.7
2.1
2.0
1.5
FY05.3 FY06.3 FY07.3 New projections FY07.3 Initial projections

Electronic Equipment & Metal Products


YAMAHA

1H Overview

- Year-on-year decline in sales and income chiefly due to lower demand for LSI sound chips for mobile phones
- Income exceeded initial projections thanks to growth in relatively high-margin items due to changes in product makeup
- Sales of electronic metals were higher than both last year's 1H figures and initial projections due to price changes accompanying increased materials prices


(Billions of yen)
Electronic metals
Semi-conductors
38.4
31.4
13.2
28.3
5.9
22.4
5.1
27.5
7.4
20.1
2.2
26.4
6.5
19.9
0.7
FY05.3
FY06.3
FY07.3
FY07.3
Initial projections

Full Year Overview and 2H Priorities

- Secure market share by increasing sales of high-performance sound chips for mobile phones
- Increase sales of existing LSI chips for applications other than mobile phones, such as pachinko machines
- Develop and launch new devices
- Boost profitability in electronic metals segment by further reducing production costs


(Billions of yen)
Net sales
Operating income
69.0
56.7
20.0
56.2
12.5
43.7
7.9
54.5
5.8
38.7
54.0
41.0
FY05.3
FY06.3
FY07.3
New projections
FY07.3
Initial projections

Lifestyle-related Products



1H Overview

- Sales levels remained unchanged year-on-year
- System kitchen sales remained strong thanks to the success of the marble products strategy. Price competition heated up in the system bathroom market.
- Operating income was lower than both last year's figures and initial projections due to reduced gross profit margins associated with lower unit prices for system bathroom products

Full Year Overview and 2H Priorities

- Full-year projections revised upward for sales and downward for income
- Draw new customers to remodeling sales channels with new low-priced system kitchens launched in October
- Enhance and more widely apply the "marble craft" strategy, a key Yamaha strength
- Boost cost competitiveness by further promoting manufacturing reforms


(Billions of yen)
Installation, etc.
Kitchens
Bathrooms
Net sales
Operating income
21.2
22.6
22.5
21.5
3.1
3.0
2.8
2.4
7.4
9.6
10.7
10.0
9.0
9.1
-0.1
1.0
0.4
0.6
FY05.3
FY06.3
FY07.3
FY07.3 Initial projections
(Billions of yen)
42.8
45.2
46.0
43.0
6.2
6.0
5.6
4.9
16.5
20.5
23.5
20.7
20.1
18.7
16.9
17.4
0
1.2
1.0
1.5
FY05.3
FY06.3
FY07.3 New projections
FY07.3 Initial projections

Recreation



1H Overview

- Although sales were lower than expected, overnight stays and day trips both increased year-on-year. Wedding business decreased.
- Tsumagoi™ and Katsuragi™ did solid business, chiefly due to overnight stays
- Operating income improved year-on-year due to lower depreciation, but losses were still far greater than *initially projected*



(Billions of yen)
9.4
8.9
9.0
9.7
Net sales
- 1.2
- 0.7
- 0.6
- 0.3
Operating income
FY05.3
FY06.3
FY07.3
FY07.3
Initial projections

Full Year Overview and 2H Priorities

- Full year projections revised downward
- Attract customers by proposing plans that make the most of each facility's special features and boost income by improving operating efficiency



(Billions of yen)
18.3
18.0
18.0
19.0
- 2.3
- 1.8
- 1.5
- 1.0
FY05.3
FY06.3
FY07.3
New projections
FY07.3
Initial projections

Others



1H Overview

- Sales increased year-on-year for the segment as a whole. Sales were also higher than initial projections, but income was lower.
- Sales of golf products and magnesium molded parts were higher than both last year's 1H figures and initial projections. Sales of golf products grew substantially in the South Korean market, while orders of magnesium molded parts for digital camera applications were steady.
- However, sales of automobile interior wood components were well below initial projections due to postponement of orders by major finished product manufacturers
- Operating income was higher than initial projections for golf products and metallic molds and components. Income from automobile interior wood components declined sharply due to reduced production and deteriorating yields.

Full Year Overview and 2H Priorities

- Full year operating income projection revised downward
- Automobile interior wood components: Respond to demand for increased production and improve yields.
- Metallic molds and components: Reduce production costs and enhance capability to respond to fluctuations in orders.
- Golf products: Further enhance brand awareness and steadily launch new products.



(Billions of yen)
11.6
11.1
13.3
13.1
YFT, etc.
Golf products
Automobile interior wood components
5.5
1.2
4.9
-0.1
5.0
1.2
4.9
0.1
7.0
1.5
4.8
0.1
5.6
1.3
6.2
0.4
FY05.3
FY06.3
FY07.3
FY07.3
Initial projections
Net sales
Operating income



(Billions of yen)
23.6
24.7
29.0
29.0
11.3
2.1
10.2
0.2
11.3
2.7
10.7
0.6
13.1
3.7
12.2
1.0
12.0
3.5
13.5
2.0
FY05.3
FY06.3
FY07.3
New projections
FY07.3
Initial projections

Inventories


YAMAHA

➢ Excluding the impact of exchange rates, actual inventories at the end of the first half are lower than the previous year. Actual inventories are ¥3 billion higher than initial projections due to increases in goods in process and materials.

(Billions of yen)

End of 1H

	FY05.3	FY06.3	FY07.3	FY07.3 Initial projections
Goods in process/materials	28.4	28.1	31.0	26.8
Other products	3.2	3.8	3.8	3.8
AV/IT	12.3	12.1	12.1	11.6
Musical instruments	45.5	46.7	44.1	42.4
Total	89.4	90.7	91.0	84.6

End of Fiscal Year

	FY05.3	FY06.3	FY07.3 New projections	FY07.3 Initial projections
Goods in process/materials	26.9	26.3	27.0	24.9
Other products	3.9	3.7	3.3	3.9
AV/IT	8.5	9.7	7.3	7.4
Musical instruments	39.1	38.2	36.7	37.5
Total	78.4	77.9	74.3	73.7

Balance Sheet Summary


YAMAHA

(Billions of yen)

	As of March 31, 2005	As of Sept. 30, 2005	As of March 31, 2006	As of Sept. 30, 2006	As of March 31, 2007
Cash and bank deposits	51.2	31.3	36.4	35.0	35.7
Accounts and notes receivable	71.6	81.4	70.3	85.7	74.0
Inventories	78.4	90.7	77.9	91.0	74.3
Other current assets	24.4	24.6	24.8	25.5	21.6
Fixed assets	280.0	293.8	310.6	319.2	328.0
Total assets	505.6	521.8	520.0	556.4	533.6
Accounts and notes payable	37.7	41.8	37.2	43.5	35.2
Short- and long-term borrowings	46.6	46.8	28.5	39.2	25.5
Other liabilities	142.3	130.6	133.8	130.7	132.8
Shareholders' equity	279.0	302.6	320.5	337.0	340.1
Total liabilities and shareholders' equity	505.6	521.8	520.0	556.4	533.6

2H Priority Products (1)


YAMAHA

- **Upright Pianos: YUS and YU Series**
  First change in the basic lineup of upright pianos in 5 years. New models launched successively from the end of September. First-year sales annual targets: 12,000 units in Japan, 11,000 units overseas.
- **Low-priced upright pianos for the European and U.S. markets**
  Launch new low-priced models made in Indonesia and China on the European and U.S. markets. Expect to increase sales of entry-level products. This year sales target: 3,000 units in total.
- **Dual Manual Keyboard: D-Deck**
  A new digital keyboard for the serious keyboardist, offering a physical form and sophisticated sound that will add gloss to any performance. On sale in Japan from November. First-year annual sales of 5,000 units anticipated.
  DDK-7 ¥399,000
- **Digital Mixing Console: LS9 Series**
  A light and compact digital mixer for live performances that offers advanced functions and sophisticated sound. Second half sales target: ¥2.1 billion.
  LS9-32 ¥1,354,500 Launched in October
  LS9-16 ¥724,500 Launched in October


YUS5


D-DECK


LS9

2H Priority Products (2)


YAMAHA

●Digital Sound Projectors™: YSP Series

Yamaha Digital Sound Projectors™ have established a solid reputation for use in home theater systems featuring flat-screen TVs. November sees the launch of the YSP-1100, successor to the YSP-1000. The YSP-1100's simple controls create the ideal home theater environment. Features new "IntelliBeam" and "My Beam" function to direct sound to the listener.
Plans call for shipment of 120,000 units of the YSP series (full year).




YSP-1100

●System Kitchens

System kitchens featuring marble sinks combine beauty and ease of use. Making the most of the special qualities inherent in Yamaha's original synthetic marble, these kitchen units are heat-resistant, shockproof and easy to clean.
Wide range of color variations available.




berry™ "Marble Family Sink" add-on type

Appendix

First Half Non-operating Income (Loss)/ Extraordinary Income (Loss)


YAMAHA

(Billions of yen)

	FY2006.3 (1H) Actual	FY2007.3 (1H) Actual	FY2007.3 (1H) Initial Projections
Non-operating Income (Loss)			
Equity method income	8.5	10.2	7.8
Net financial income (loss)	0	0.2	- 0.2
Other	- 1.6	- 1.3	- 1.6
Total	+ 6.9	+ 9.1	+ 6.0
Extraordinary Income (Loss)			
Income from (loss on) disposal of fixed assets	0.5	- 0.6	- 0.1
Other	0.3	- 1.5	0.1
Total	+ 0.8	- 2.1	0
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	5.3	3.0	2.7
Minority interests in consolidated subsidiaries	0.3	0.3	0.3
Total	5.6	3.3	3.0

- Expenses associated with dissolution of Kaohsiung Yamaha – 1.7

Full Year Non-operating Income (Loss)/ Extraordinary Income (Loss)


YAMAHA

(Billions of yen)

	FY2006.3 Actual	FY2007.3 New Projections	FY2007.3 Initial Projections
Non-operating Income (Loss)			
Equity method income	14.8	17.3	14.8
Net financial income (loss)	- 0.2	- 0.2	- 0.7
Other	- 3.5	- 4.1	- 4.1
Total	+ 11.1	+ 13.0	+10.0
Extraordinary Income (Loss)			
Income from (loss on) disposal of fixed assets	-0.2	- 0.6	-0.3
Other	0.8	- 1.4	0.3
Total	+ 0.6	- 2.0	0
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	7.2	6.5	6.4
Minority interests in consolidated subsidiaries	0.5	0.5	0.6
Total	7.7	7.0	7.0

- Gain on sales of investment securities 0.5 (FY2006.3 Actual, Other)

- Expenses associated with dissolution of Kaohsiung Yamaha – 1.7 (FY2007.3 New Projections, Other)

Capital Expenditure/Depreciation/R&D Expenses


YAMAHA

Capital Expenditure/Depreciation


(Billions of yen)
1H
Full Year
Others
Electronic equipment & metal products
AV/IT
Musical Instruments
9.8
1.7
2.2
0.6
5.3
(9.2)
FY2006.3
11.7
1.8
1.8
0.6
7.5
(9.7)
FY2007.3
15.0
2.6
2.8
1.1
8.5
(9.8)
FY2007.3 (Initial projections)
22.9
4.4
5.5
1.1
11.9
(18.9)
FY2006.3
26.5
4.8
4.9
1.6
15.2
(20.0)
FY2007.3 (New projections)
27.0
5.5
5.2
1.8
14.5
(20.0)
FY2007.3 (Initial projections)

R&D Expenditure


Others
Electronic equipment & metal products
AV/IT
Musical Instruments
11.5
1.1
2.2
2.5
5.7
FY2006.3
11.7
1.3
2.5
2.4
5.5
FY2007.3
12.8
1.3
3.1
2.8
5.6
FY2007.3 (Initial projections)
24.1
2.5
5.3
4.9
11.4
FY2006.3
24.5
2.6
5.5
5.2
11.2
FY2007.3 (New projections)
24.5
2.5
5.6
5.4
11.0
FY2007.3 (Initial projections)

Interest-bearing Liabilities


YAMAHA

(Billions of yen)

Free Cash Flows



- 18.0
25.4
- 9.6
17.0
FY2006.3 1H
FY2006.3 2H
FY2007.3 1H
FY2007.3 2H (New projections)

Interest-bearing Liabilities

Long- and short-term borrowings, less cash and deposits



- 4.6
15.5
- 8.0
4.3
- 10.2
As of Mar. 31, 2005
As of Sept. 30, 2005
As of Mar. 31, 2006
As of Sept. 30, 2006
As of Mar. 31, 2007 (New projections)

Balance of resort security deposits (not included in above)	28.9	28.0	27.6	27.0	26.8

Yamaha Musical Instrument Sales in the Japanese Market


YAMAHA

Electone™ sales continued to decline, with first half sales at about 99% of the previous year's 1H figures. The new YU and YUS piano series and the D-Deck new-concept keyboard are expected to reverse this falling sales trend.

(Billions of yen)

	First Half FY03.3	First Half FY04.3	First Half FY05.3	First Half FY06.3	First Half FY07.3	Full Year FY03.3	Full Year FY04.3	Full Year FY05.3	Full Year FY06.3	Full Year FY07.3 (Projection)
Total	73.1 (97%)	70.5 (96%)	73.7 (105%)	69.5 (94%)	68.8 (99%)	139.4 (98%)	134.4 (96%)	140.2 (104%)	136.8 (98%)	133.8 (98%)
Yamaha musical instruments	30.4 (98%)	29.6 (97%)	32.2 (109%)	[illegible]8 ([illegible]%)	26.3 (95%)	55.9 (94%)	51.7 (92%)	56.9 (110%)	[illegible] ([illegible])	50.4 (96%)

Music schools, etc.

Yamaha musical instruments

Figures in parentheses are year-on-year comparisons

Yamaha Musical Instrument Sales in the U.S. Market


YAMAHA

While the piano market remains tight and sales targets for the first half were not met, the market is slowly looking up. Trade inventories have also fallen gradually and expectations are high for year-end sales. Portable keyboards and wind instruments are selling well, with sales amounting to 110% of the previous year's 1H figures. Sales of professional audio equipment – a priority product – continued to grow, reaching 126% of the previous year's 1H figures.

Wholesale Amount
(Millions of US$)
600
500
400
300
200
100
0
241 (110%)
241 (100%)
249 (103%)
256 (103%)
260 (101%)
501 (107%)
532 (106%)
551 (103%)
570 (103%)
607 (106%)
FY03.3 FY04.3 FY05.3 FY06.3 FY07.3 FY03.3 FY04.3 FY05.3 FY06.3 FY07.3
(Projection)
First Half
Full Year

Figures in parentheses are year-on-year comparisons

Yamaha Musical Instrument Sales in the German Market


YAMAHA

The German market continues to be stable. Sales of pianos and wind instruments were at 105% compared to the same period of the previous year. Looking ahead to year-end, sales promotion efforts are being boosted for the Tyros2 high-performance keyboard. Orders for high-end products are expected to pick up ahead of next year's increase in VAT.

Wholesale Amount (Millions of euro)

	FY03.3	FY04.3	FY05.3	FY06.3	FY07.3
First Half	95 (103%)	94 (99%)	87 (92%)	85 (98%)	91 (107%)
Full Year	194 (102%)	188 (97%)	180 (96%)	188 (94%)	200 (106%) (Projection)

Figures in parentheses are year-on-year comparisons

Yamaha Musical Instrument Sales in the U.K. Market


YAMAHA

The market is picking up. Although products such as pianos, electronic instruments and guitars continue to sell well, with sales at almost 110% year-on-year, professional audio equipment sales are languishing at just 90% of the previous year's 1H figures. Looking ahead to year-end, sales of new products such as the LS9 digital mixer are expected to reverse this trend.

Wholesale Amount
(Millions of pounds)
80
60
40
20
0
28 (107%)
28 (100%)
30 (107%)
27 (90%)
28 (102%)
63 (102%)
65 (103%)
66 (101%)
62 (93%)
65 (105%)
FY03.3
FY04.3
FY05.3
FY06.3
FY07.3
FY03.3
FY04.3
FY05.3
FY06.3
FY07.3 (Projection)
First Half
Full Year

Figures in parentheses are year-on-year comparisons

Yamaha Musical Instrument Sales in the Chinese Market



YAMAHA

Even though the Chinese economy continues to show strong growth, expansion in the musical instrument market is limited to certain areas. Piano sales are recovering thanks to bulk orders from schools, etc. and the new KB280/220 portable keyboards are selling well. Professional audio equipment sales are also robust, at 119% of the previous year's 1H figures, and Yamaha products are gradually penetrating the broadcasting studio and theater facility markets.

Wholesale Amount
(Millions of yuan)
800
600
400
200
0
259
242
(93%)
285
(118%)
314
(110%)
344
(110%)
514
(100%)
460
(89%)
550
(120%)
599
(109%)
708
(118%)
FY03.3
FY04.3
FY05.3
FY06.3
FY07.3
FY03.3
FY04.3
FY05.3
FY06.3
FY07.3
(Projection)
First Half
Full Year

Figures in parentheses are year-on-year comparisons

Scale of Home Theater Market

(Home theater systems, amplifiers and receivers)



Home Theater Systems

- The market is on a downward trend, especially in Europe and the U.S. (2006 forecast: 11 million units. 2007 forecast: 10 million units)
- North America: Market shrank by more than 10% year-on-year for both HTiB and DVD-integrated products
- Europe: Market for DVD-integrated products, which represent 90% of systems, is predicted to decline
- Japan: Market forecast to shrink by approximately 20,000 units per year from 2005 (projection for 2007: 230,000 units)
- Market growth in Asia and Central/Eastern Europe continues at about 3%



9.69
12.50
12.33
11.34
10.36
Other
Japan
Europe
N. America
2003
2004
2005
2006 (Projection)
2007 (Projection)

AV Amplifiers and Receivers

- The global market shrank by approximately 4% year-on-year
- Europe/U.S.: Markets shrinking. Although the U.S. market is showing signs of a recovery in the immediate future, over the medium term it is on a declining trend. In Europe 10% year-on-year shrinkage is projected.
- Japan: 23% year-on-year decline predicted for 2006. However, a growing number of people are listening music purely for pleasure.
- China, other Asia, Eastern Europe, Russia: Markets expanding, especially for low-priced products



Million units
3.25
3.18
3.09
2.96
2.84
Other
Japan
Europe
N. America
2003
2004
2005
2006 (Projection)
2007 (Projection)

AV Market Share


YAMAHA

Japan


Home Theater Systems: Share of Total Sales Amount (GfKJ)
20%
10%
0%
11%
10%
14%
12%
14%
'02
'03
'04
'05
'06
(Jan. – Sept.)


AV Amplifiers: Share of Total Sales Amount (GfKJ)
40%
30%
20%
10%
0%
35%
39%
33%
31%
31%
'02
'03
'04
'05
'06
(Jan. – Sept.)

U.S.


Home Theater Systems: Share of Total Sales Amount (INTELECT)
10%
5%
0%
5%
6%
8%
8%
7%
'02
'03
'04
'05
'06
(Jan. – Aug.)


AV Receivers: Share of Total Sales Amount (INTELECT)
40%
30%
20%
10%
0%
24%
27%
34%
34%
33%
'02
'03
'04
'05
'06
(Jan. – Aug.)

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to Yamaha and the Yamaha Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, actual performance may differ greatly from our predictions depending on changes in operating and economic conditions, demand trends, and the value of key currencies, such as the U.S. dollar and the euro.

Exhibit 2

November 21, 2006

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha Announces Closure of Two AV Equipment Sales Subsidiaries in China

Yamaha Corporation has recently announced its decision to dissolve two audio visual (AV) equipment sales subsidiaries in China. These are Yamaha Electronics (China) Ltd. (YECH) and Yamaha Electronics Trading (Shanghai) Co., Ltd. (YETS).

YECH was established in Hong Kong to provide support for local distributors of audio equipment by developing new distribution channels and establishing sales and customer service facilities in China. YETS was established in Shanghai to procure and sell AV equipment locally and act as an importer and seller of AV/IT equipment in the Chinese market. Thereafter, as a result of the establishment in 2002 of Yamaha Music & Electronics (China) Co., Ltd. (YMEC), as an investment company in China, and other developments, operations at YECH were suspended, with the aim of consolidating sales activities in China. In addition, in January 2006, operations at YETS were similarly suspended, after YMEC commenced importing and sales activities.

The recent decisions to dissolve YECH and YETS were made after consideration of the appropriate future directions for sales of AV equipment in the Chinese market, which led to the conclusion that the two subsidiaries had fulfilled their respective missions.

The cost of dissolving these two companies will be minimal, and the effect on consolidated performance will not be material.

1. Outline of the Two Subsidiaries to Be Dissolved

Company name: Yamaha Electronics (China) Ltd. (YECH)

Location: Hong Kong, China

Date of establishment: February 1996

(Operations were suspended in September 2003.)

Paid-in capital: 2 (two) Hong Kong dollars (100% owned by Yamaha Corporation.)

Representative: Hiroshi Sekiguchi,Director (currently serving as executive officer, general manager for the AV products division of Yamaha Corporation)

Company name: Yamaha Electronics Trading (Shanghai) Co., Ltd. (YETS)

Location: Shanghai, China

Date of establishment: January 2001

Paid-in capital: 8.3 million yuan (100% owned by Yamaha Corporation.)

Representative: Teruhiko Tsurumi,President (currently serving as vice president of YMEC)

Sales: Approximately 27 million yuan (Actual for the year ended March 31, 2006)

* At present, both companies have no employees.

2. For further information, please contact:

Public Relations Division,
Public and Investor Relations Group
Yamaha Corporation
Telephone: 81-3-5488-6601